 Exhibit 99.1
SPINCO
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Expressed in Canadian dollars, unless otherwise noted)

Management’s Discussion and Analysis
For The Three Months Ended June 30, 2022 and 2021
DATED: AUGUST 29, 2022
This Management’s Discussion and Analysis (“MD&A”) for the three months ended June 30, 2022 and 2021, provides detailed information on the operating activities, performance and financial position of SpinCo on a combined carve-out basis (“We”, the “Company”). This discussion should be read in conjunction with the Company’s annual audited combined carve-out financial statements and accompanying notes for the fiscal years ended March 31, 2022 March 31, 2021 (“audited combined carve-out financial statements”). The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are reported in Canadian dollars, unless otherwise noted.
The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2023, is referred to as the “current fiscal year”, “fiscal 2023”, or using similar words. The Company’s current three months ended June 30, 2022, is referred to as the “current fiscal quarter”, “first quarter of fiscal 2023”, or using similar words.
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This document includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning the Company’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of the Company, and developments related to, the Company after the date of this document, including but not limited to, statements relating to future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans, including potential new revenue streams, the completion of contemplated expansion by the Company, changes in laws or regulatory requirements, the market for the Company’s services, uptake of training in psychedelic assisted psychotherapy by licensed professionals, interest in and uptake of the various treatment programs by therapists and patients, the ability of management to realize, sustain and continue optimization of its clinical operations, the impact of the COVID-19 pandemic and its variants, the business objectives of the Company and its research and development activities, the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, the funds available to the Company and the use of such funds, the healthcare industry in Canada and the United States (“U.S.”), the ability of the Company to operate the Clinics (as defined below), the construction and commencement of construction of additional Clinics, the development and the ability of the Company to generate patient member growth. Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of the Company to secure additional financing for current and future operations and capital projects, as needed; future issuances or actual or potential sales of securities; negative operating cash flow and continued operations as a going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of the Company; speculative nature of an investment in the securities of the Company; limited operating history as a public company; a significant number of common shares of the Company (the

“Common Shares”) are owned by a limited number of existing shareholders; the expected future losses of the Company and profitability; significant risks inherent in the nature of the health clinic industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; risks related to potential operations in jurisdictions that have passed or are considering measures to legalize psychedelics; risks associated with the regulation of psilocybin containing truffles and mushrooms in The Netherlands, Jamaica and elsewhere; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; changes to legislation; the possible engagement in misconduct or other improper activities by employees; the expansion of the Company’s business through acquisitions or collaborations; risks related to third-party licenses; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of the Company to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; the Company’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in the Company’s industry; foreign currency exchange rate fluctuations and its effects onthe Company’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; non-compliance with laws; medical personnel operating out of the Company’sclinics; unfavourable publicity or consumer perception; patient acquisitions; drug development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; intellectual property; litigation; insurance coverage; the industry being difficult to forecast; conflicts of interest; enforcement of legal rights; emerging market risks; enforcement of legal rights in foreign jurisdictions; inadequate internal controls over financial reporting; cyber-attacks; reliance upon insurers and governments; and difficulty in enforcing judgments and effecting service of process on directors and officers. Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.
There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding our expected financial and operating performance, plans and objectives and may not be appropriate for other purposes.
The forward-looking information and statements contained in this document represent our views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent our views as of the date of such documents, unless otherwise indicated in such documents. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update such forward-looking information and statements at a future time, we have no current intention of doing so except to the extent required by applicable law.
OVERVIEW
Corporate Structure
SpinCo (the “Company”) was incorporated under Canada Business Corporations Act on August 3, 2021 as Field Trip Training Inc. and subsequently changed its name to Field Trip Health Holdings Inc. (“FTHH”) on February 10, 2022. The Company has not conducted any business and as at June 30, 2022 was a private company and an indirect, wholly-owned subsidiary of Field Trip Health Ltd (“Field Trip”). The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.
SpinCo represents the combination of Field Trip Health USA Inc. (Delaware), Field Trip Health Canada Inc. (Canada), FTNP (Jamaica) and Field Trip Health B.V. (The Netherlands) (see Note 2 — Basis of Presentation in the annual audited combined carve-out financial statements for details).
Field Trip Reorganization
On August 11, 2022, Field Trip completed its previously announced reorganization which resulted in the separation of its Field Trip Discovery and Field Trip Health (“SpinCo”) divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Upon closing, Field Trip transferred the entirety of its clinics in Canada, United States and the Netherlands, its botanical research in Jamaica and part of its corporate operations in Canada and United States (the “Clinic Operations”) to SpinCo, which was named Field Trip Health & Wellness (“Field Trip H&W”). See Key Highlights and Recent Developments — Spinout Transaction for details. As of the date of this MD&A, the corporate structure of SpinCo (Field Trip H&W) is as follows:
Business of the Company
We are a leader in the delivery of psychedelic-assisted therapies (“PAT”). The use of PAT is gaining traction in response to clinical research and academic studies showing evidence of their safety and efficacy in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder, which are part of a growing, global mental health crisis.
We operate Clinics across North America and the Netherlands providing ketamine-assisted psychotherapy (“KAP”) and psilocybin-assisted therapies where permitted under various programs. The Clinics primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing its medical and therapeutic teams with opportunities to: (i) develop hands-on knowledge and experience to further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of PAT; and (ii) conduct clinical research studies for Reunion and other third parties through its Site Management Organization (“SMO”) service offering. See Other Business — Clinic Support. In addition, we conduct research to drive therapeutic protocol research and innovation. See Clinics — Health Centres. Further, our Field Trip Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP. See Other Business — Clinic Support.
Our digital division (“FT Digital”) develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience, in support of the clinics business.
Field Trip Natural Products Inc. (“FTNP”) conducts botanical research in partnership with the University of the West Indies (“UWI”). FTNP’s research program comprises the study of classical and innovative cultivation techniques, as well as the identification, quantification and characterization of tryptmaine substances contained in various species of psilocybin mycelium and mushrooms (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a 2,072 sq. ft. custom-built research and cultivation facility on the university campus (the “Jamaica Facility”). See Other Business — Botanical Research.
Clinics — Health Centres
We seek to create a global brand of Clinics for KAP, psychedelic-assisted psychotherapy and psychedelic-integration psychotherapy, utilizing its custom protocol while under the supervision of medical professionals with the goal of enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.
The Clinics operate as patient treatment centres where medical teams can develop hands-on knowledge and experience to (i) further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies; and (ii) conduct clinical research studies for Reunion and other third parties.
We believe there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. In this regard, we believe the Clinics hold significant strategic value in that they enable us to collect large amounts of data on clinical outcomes associated with the setting and therapeutic protocols of psychedelic therapies. This data allows us to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. Our focus is to operate Clinics across North America and Europe to position itself as the leading global brand of trusted clinics for PAT, providing ketamine-assisted therapy in North America and other jurisdictions, where permitted, for the treatment of depression, anxiety, addiction and other conditions and legal psychedelic truffles assisted therapies in The Netherlands.
In accordance with applicable laws, ketamine is the only substance used in North America and then only by patients who have a valid prescription for such medication prescribed by an appropriate medical professional licensed in the jurisdiction where the Clinics operate. KAP is conducted at lower doses of ketamine than what is used in anesthesia and in a safe setting, attended by medical personnel and with accompanying psychotherapy. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with our comprehensive psychotherapy program to affect behavioral change.
Our goal and plan is to offer the following types of services:
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KAP is a clinic-based treatment that combines the administration of ketamine dosing sessions with exploratory and integrative psychology to accelerate the process of discovery, understanding, catharsis and eventually healing. KAP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music. KAP is available directly through the Company or through cooperative agreements with independent psychotherapists who make arrangements for us to provide ketamine sessions as an adjunct to psychotherapy offered by those independent psychotherapists.

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PAT is similar to KAP but combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. In the Netherlands, the Company offers PAT using legal psilocybin truffle with psychotherapy.

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Psychedelic-integration psychotherapy, which consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-assisted psychotherapy, including KAP or PAT, or may be employed on its own to integrate patient experience outside of a clinical setting. Psychedelic-integration psychotherapy may be offered in a one-on-one or group setting.

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Co-Operative Ketamine Program (“KAP Co-Op”) is a program whereby independent therapists who are experienced or trained in providing psychedelic-assisted therapies may access our world class centers for psychedelic therapies and other resources to provide KAP to their own private practice clients. Under KAP Co-Op, (i) our facilities and medical professionals will provide the ketamine sessions, and (ii) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient. A similar program is under development to allow approved therapists to refer patients to us for ketamine treatment under the team therapy model while retaining status as primary therapist to the client.
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“Ketamine At Home”, is a program to facilitate delivery of services offered by NUE Life Health PBC (“NUE Life”) including their at-home ketamine therapy. NUE Life is a telemedicine startup providing psychedelic-assisted therapies to patients through their online platform. Our subsidiary, Field Trip At Home Inc., acts as distribution agent for NUE Life’s services, which are purely administrative and not medical, pharmaceutical or dispensing services, and provides marketing, education, IT technology and other ancillary services. However, under this program, neither Field Trip At Home nor the Clinics will take possession of, or resell any medical services, nor participate in the dispensing of services or dispensing of drugs. Under “Ketamine At Home” (i) a medical provider affiliated or contracted with NUE Life would determine the appropriateness for ketamine for at-home administration, (ii) ketamine would be sent from pharmacy directly to the patient, and (iii) the patient would have the option of follow up appointments with NUE Life for coaching or the applicable medical provider for therapy or further treatment. In most cases, the pharmacy is also contracted with NUE Life for the purposes of acting as a collection agent or distributor; however, patients may use a compounding pharmacy of their own choice.

While the use of ketamine in KAP is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the U.S.. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, we intend to explore the use of other legal methods of psychedelic-assisted psychotherapy.
We currently operate and/or owns twelve clinics, of which eleven are performing KAP and one is performing PAT (Amsterdam): Toronto, Ontario, Fredericton, New Brunswick, Vancouver, British Columbia, New York, New York, Santa Monica, California, San Diego, California, Chicago, Illinois, Atlanta, Georgia, Seattle, Washington, Washington, District of Columbia, Houston, Texas and Amsterdam, Netherlands. The U.S. Clinics are owned solely by state-licensed physicians through physician practices or professional medical corporations (“PCs”). We also offers training in PAT for practitioners through its training division. Programs include an experiential training element, which is offered through the Clinics. Professionals who complete our training programs will automatically become eligible to join the KAP Co-Op program, helping establish the next generation of psychedelic therapies.
FT Digital has developed digital tools “Trip” and “Portal” to support patients on their mental health journey. Trip is a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores. Portal is a next generation digital health platform for clients participating in psychedelic therapies at the Clinics. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as video telehealth, chat, mood monitoring, journaling, and activity tracking.
We may also enter into one or more relationships with third parties with a view to making ketamine therapy, general psychiatry, general psychotherapy and other mental health services available to its clients and/or with a view to expanding the jurisdictions in which services may be made available to its clients via telehealth services.
With the increased focus on reaching clients through its digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of its in-person offerings, we have decided to defer the opening of new clinics to a future date. We are in the process of subleasing commercial space for the short term in the following six locations: Stamford, Connecticut; San Carlos, California; Austin, Texas; Scottsdale, Arizona; Dallas, Texas; and Miami, Florida.
Other Business — Botanical Research
Psilocybin, along with other synthetic and natural serotoninergic psychedelics, act to stimulate 5HT2A receptors in the brain resulting in a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. Psychedelic drug administration combined with psychotherapy can lead to improvements in conditions relating to depression and addiction, which are often a result of dysfunctional brain processing.
In partnership with UWI, FTNP is conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. The Company’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Company does not handle psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. The Company’s Jamaica team is comprised of a senior researcher and professor at UWI, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students.
It is important to note, that unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (the “Jamaica Drug Act”), therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.
REGULATORY ENVIRONMENT
The Company operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which we operate.
Controlled Substances
Canada and the U.S.
The Canadian and U.S. federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.
On September 30, 2020, Canada’s House of Commons heard an official proposal to decriminalize psychedelics. The Canadian Government response to that proposal included statements from the Ministers of Justice, Health, and Public Safety and Emergency Preparedness, who reiterated that these substances remain illegal in Canada and, in the case of the Minister of Health, that any approval for medical purposes would need to pass Canada’s drug review process and receive authorization from Health Canada. Subsequent to this response, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program.
Most U.S. states have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations, and form the basis for much of state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some states have established a prescription drug monitoring or review program to collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. The Company complies with all State CSAs in jurisdictions where it operates.
In the U.S., facilities holding or administering controlled substances must be registered with the U.S. Drug Enforcement Agency (“DEA”) to perform this activity. As such, medical professionals or the Clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a “DEA License”).

To our knowledge, the Clinics in the U.S. and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the U.S., including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and the Company has put in place policies designed to adhere to DEA requirements.
The Netherlands
The Opium Act (Opiumwet) (the “Opium Act”) is the primary drug legislation in the Netherlands which places controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in the Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.
Jamaica
Unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under the Jamaica Drug Act. Therefore, Psilocybin Research is not in contravention of the laws of Jamaica and does not require any permit or authorization from regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to Field Trip stating the Minister’s support for our operations in Jamaica.
The Company does not handle controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. We do not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.
State and Municipal Initiatives Related to Psychedelic Substances
On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development after passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority.
The following jurisdictions have effectively decriminalized, deprioritized or legalized the use of several psychedelic substances:
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Denver, Colorado approved Initiative 301 which provides that personal use and possession of psilocybin mushrooms by people 21 years old and over is the city’s lowest law-enforcement priority and prohibits the city of Denver “from spending resources to impose criminal penalties” for the personal use of psychedelic mushrooms by people 21 and older (May 2019).

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Oakland, California approved a resolution which decriminalizes adult use of psychoactive plants and fungi, including mushrooms, cacti, iboga and ayahuasca. The resolution makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (June 2019).

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Santa Cruz, California approved a resolution that makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (January 2020).

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District of Columbia approved Initiative 81 which makes non-commercial possession, distribution, purchase and cultivation of psychedelic and hallucinogenic plants and fungi a lowest law enforcement priority for the Metropolitan Police Department (November 2020).

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State of Texas approved House Bill 1802, which mandates a study on the therapeutic effects of psilocybin, MDMA and ketamine on patients suffering from certain mental health issues. The Texas Medical Board is expected to report their findings in December 2022 (June 2021).

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State of Connecticut approved House Bill 6296 to establish a task force to study the health benefits of psilocybin (January 2021).

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Arcata, California adopted a resolution that deprioritizes the use of city resources to enforce laws imposing criminal penalties for the consumption and possession of entheogenic plants and fungi, including psilocybin mushrooms, mescaline, and peyote (October 2021).

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Seattle, Washington adopted a resolution by establishing that the investigation, arrest, and prosecution of anyone engaging in entheogen-related activities should be among the city of Seattle’s lowest enforcement priorities. The resolution applies to non-commercial activity around a range of psychedelic substances, including psilocybin mushrooms, ayahuasca, ibogaine and non-peyote-derived mescaline (October 2021).

Decriminalization and/or legalization through state and municipal measures, whether ballot measures or new legislation, does not alter the fact that psychoactive substances remain illegal at the federal level in the U.S. under the CDSA. Similar to state legalization efforts in Oregon, we cannot assess when or if the U.S. federal government will permit such activities.
In addition, legislation in respect of psilocybin or psychedelics has been proposed in each of Florida, California, and Hawaii drawing on elements of the Oregon ballot measure. In Florida, the Florida Psilocybin Mental Health Care Act, if approved, will create state-sponsored clinics where patients suffering from mental-health disorders could be administered doses of psilocybin by a licensed medical professional. The patient would go through the experience, or “trip,” with the professional present and then be offered a post-treatment counseling session. In Hawaii, Senate Bill 738, if approved, will establish treatment centres designated by the Hawaii Department of Health for the monitored, therapeutic administration of psilocybin and psilocin to treat mental illness. In California, Senate Bill 519, if approved, would decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA1, LSD2, ketamine, DMT3, mescaline and ibogaine for all Californians over the age of 21.
We expect that legislation of a similar nature may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. We cannot comment on the regulatory framework in any such jurisdiction as it has not been created. We will assess its options to conduct legal business in such jurisdictions when state or provincial, as applicable, and federal regulations are established and may seek any required licenses or approvals at that time.
Regulation of Prescription Medications
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine.
While ketamine is a controlled substance in Canada and the U.S., it is approved as an anesthetic under the Food and Drugs Act (Canada) and the U.S. Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labeling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the “FDA”), as applicable. This is known as “off-label” use and is a common practice among physicians. Additionally, as mentioned above, ketamine-based treatment is gaining acceptance for treating depression. Furthermore, esketamine (S-ketamine, an isomer of ketamine) as a nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.
Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.

In Canada, Section 56(1) (“s. 56 Exemptions”) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the CDSA if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest. In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four Canadians experiencing end of life distress or other intractable mental health conditions, such as incurable cancer, to receive psilocybin therapy to treat their end-of-life anxiety. The Minister of Health has now granted a total of 66 s.56 Exemptions. The latest figures indicate that at least 47 individuals have now been granted s.56 Exemptions for end-of-life psychological distress, 19 s.56 Exemptions have been given to healthcare practitioners for training purposes, and several more to institutions and companies for research. Moreover, recent reports indicated that Health Canada acknowledged more than 150 applications for s.56 Exemptions remain unanswered indicating a high volume of applications. Having the exemption in question permits such individuals to legally obtain and use psilocybin.
In Canada, several government bodies have applied for s. 56 Exemptions to decriminalize the personal possession of small amounts of controlled substances for public health purposes including the City of Vancouver (May 2021) and the City of Toronto (January 2022). British Columbia will consider a similar exemption request for other substances such as psilocybin and MDMA at a later date.
Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP. On January 5, 2022, amendments to the SAP were made following the December 12th announcement enabling physicians in Canada to make applications to Health Canada for access to “restricted drugs”, including psilocybin and MDMA which were previously not accessible through the SAP.
In the U.S., the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the United States.
In the U.S., the FDA has granted MDMA a breakthrough therapy designation to facilitate Phase 3 drug trials testing its efficacy for PTSD. FDA approval could occur within the next 2 years. Our Clinics anticipate offering MDMA PAT after approval.
Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act (Netherlands). In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).
Clinic Operations
Each province and territory of Canada and each state in the U.S. mandates the requirements for the Clinics and the conduct of the medical professionals who work in the Clinics. Please refer to the table set out in the Company’s AIF for Health Minister details concerning these regulations.
We employ medical professionals and administer psilocybin-containing truffles in our Amsterdam Centre, which is operating as an “alternative care provider” under Dutch laws.
While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the U.S. where they believe it will be an effective treatment in their professional judgment. It is Company policy never to dictate or influence the professional judgment of our physicians, nurses or other clinical staff in determining the best course of treatment for their patients.

Administration of ketamine as part of the KAP program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional and under the supervision of a licensed physician, where required. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.
In addition to KAP, we offer several additional programs in North America. The KAP Co-Op program makes KAP available to patients of trained therapists in a package whereby (a) our facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.
In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.
In the U.S., the laws applicable to the Clinics and the conduct of medical professionals therein are at the state level and vary by jurisdiction. Additionally, in the U.S., the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each state, the Company plans to offer KAP, psychotherapy and ancillary mental health services.
As of the date hereof, to the best of our knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professionals.
Under our business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) store and/or administer ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. (“Field Trip USA”) has obtained in connection with the setup of these locations.
Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington, Connecticut and Arizona do not have specific CPOM legislation, but case law or statements by the Attorney General may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by state-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such Clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statute nor is there clear judicial consideration of CPOM within this jurisdiction. However, the Company proposes to organize the Clinics in those jurisdictions as physician-owned PCs.
Individuals and entities that conduct business in the U.S. health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of the Company’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.
In The Netherlands, our wellness centre expects to make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, the Company is making the psilocybin-containing truffles available to clients for consumption as a whole, natural food product. As we employ medical professionals in our business, we have elected to register as an alternative care provider with WKKGZ. In addition to registration, we have implemented all other procedures required under the WKKGZ for alternative care providers, including treatment, incident reporting and complaint procedure protocols, reporting policies and an employee expertise policy. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, or that truffles containing psilocybin qualify as a medicinal product, we would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, we will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.
Our business is also governed by laws in Canada, the U.S. and the Netherlands pertaining to handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), the Health Insurance Portability and Accountability Act of 1996, the Netherlands’ Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. The Company has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.
Field Trip Digital Operations
FT Digital has designed a mobile software application available for both iOS and Android devices (the “Trip App”). The Trip App is designed to provide support to users with a framework and tools for self-directed consciousness expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. To its knowledge, Company has all licenses required to offer the Trip App.
FT Digital has designed “Portal” a next generation digital health platform for clients participating in psychedelic therapies at our health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. To its knowledge, Company has all licenses required for Portal.
Field Trip Training Operations
Field Trip Training offers courses to medical practitioners interested in learning about KAP. As the Field Trip Training division does not issue degrees or professional certifications, its business does not require any specific licensing where it operates. Experiential training is offered through the physician-owned PCs, which are duly licensed to provide medical services.
Field Trip Site Management Organization Services (“SMO”)
Various regulated parties may be involved in clinical research, including a sponsor, qualified investigator, CRO, and SMO. The responsibilities of these parties vary by individual research protocol as well as the location where the research activity takes place. However, the scope of a SMO’s responsibility is generally limited to managing the site and may include submission to the Institutional Review Board or Independent Ethics Committee (IRB/IEC) for approval; patient recruitment, gathering informed consent, ensuring protocol compliance; and supporting the sponsor’s monitoring activities.
There is no specific license for an SMO. Applicable Canadian regulations require provincial medical license for the Medical Director, professional licenses for staff interacting with trial subjects, and where handling controlled substances that do not have an approved use, an exemption from the CDSA under Section 56 or Health Canada’s Special Access Programme. Similarly, US laws require a lead investigator and parties conducting research to be appropriately licensed, including DEA licensing where applicable. All SMO activities would be approved by relevant health authorities, such as the FDA or Health Canada, as applicable.
Natural Products Operations
As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The Psilocybin Research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices (“GLP”) and cGMP, research involving human subjects is governed by the JMH

Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964 (Jamaica).
The Psilocybin Research is not in contravention of local laws in Jamaica and the Company is relying on a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, the Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.
The Company’s Psilocybin Research activities rely on its relationship with UWI under the Research Agreement in respect of the Psilocybin Research. UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm’s length, with legal counsel acting on behalf of the Company both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. Psilocybin Research is legal in Jamaica.
COMPLIANCE PROGRAM
The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. The Company has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.
In conjunction with the Company’s human resources and operations departments, the Company oversees and implements training on the Company’s protocols. The Company will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates. The programs currently in place include continued monitoring by executives of the Company to ensure that all operations conform to and comply with required laws, regulations and operating procedures. The Company further requires that each Clinic and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licensing framework applicable to its business activities. Additionally, the Company has established a PC Advisory Committee with a mandate to provide strategic advice with respect to the structure of Clinics as PCs and the protocols for operations of the PCs. Similarly, the Company has a medical officer administrator advisory committee with a mandate to provide feedback and advice concerning operations. As a group the PCs have formed a patient advisory board with a view to obtaining patient feedback and input.
The Company has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. We have also put in place an anti-money laundering policy (the “AML Policy”) designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the United States and other jurisdictions. Through its human resources and operations departments, the Company oversees and implements training for all employees with respect to the Company’s protocols.
The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than jurisdictions where the applicable legislation has not yet been created or had not yet been passed into law), confirming the permissibility of the Company’s operations in such jurisdictions.
The Company’s operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) the Company has all necessary legal and/or regulatory approvals. See Risk Factors.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS
•
Concurrent with the closing of the Arrangement, completed a series of private placement financings for gross proceeds of approximately $20.0 million, led by Oasis Management Company and former parent company, Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.)

•
Received listing approval from the Toronto Stock Exchange Venture (“TSXV”) and commenced trading on August 17, 2022 under the ticker symbol “FTHW

Clinic Centres
During the quarter, the Company launched a new service offering, Field Trip at Home™ Powered by Nue Life, which provides ketamine treatments from the comfort of a person’s home. Through this arrangement, we now offer increased accessibility and convenience for those interested in pursuing the treatment outcomes of ketamine therapy outside of a clinic setting through Nue Life’s at-home and telehealth offerings. The platform provides an alternative to in-clinic care.
As of the date of this MD&A, we have 12 existing Clinics and have halted construction at the following 6 locations: Stamford, Connecticut, San Carlos, California, Austin, Texas, Scottsdale, Arizona, Dallas, Texas and Miami, Florida. With the increased focus on reaching clients through our digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of our in-person offerings, we have deferred the opening of new clinics to a future date. We intend to sublease space at these 6 locations.
Spinout of Clinic Operations
On August 11, 2022, Field Trip completed its previously announced reorganization, which resulted in the separation of its Field Trip Discovery and Field Trip Health (“SpinCo”) divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Pursuant to the terms of the Arrangement, each Field Trip share was exchanged for one common share of Reunion and approximately 0.86 common shares of Field Trip H&W. Immediately upon closing of the Arrangement, Field Trip consolidated the Reunion shares on a 5:1 basis, which is expected to cure the NASDAQ minimum bid price deficiency previously announced. Nasdaq Listing Rules require listed securities to maintain a minimum bid price of US$1.00 per share. Each Reunion shareholder received one Reunion share post consolidation for every five Reunion shares they had pre-consolidation.
Field Trip Discovery was renamed Reunion Neuroscience Inc. (“Reunion”) and will remain listed on the NASDAQ Stock Market and Toronto Stock Exchange under the ticker symbol “REUN” on or about August 17, 2022, concurrent with the listing of Field Trip H&W (see below). Reunion will continue to focus on the research and development of novel psychedelic molecules such as RE104.
Field Trip Health was renamed Field Trip Health and Wellness Ltd. (“Field Trip H&W”) and will continue its focus on developing proprietary, competitive and differentiated PAT through innovation in therapeutic protocols, with a view to achieving the best patient outcomes in the treatment of mental health and mood disorders. Upon closing of the Spinout Transaction, Field Trip transferred its Clinic Operations to Field Trip H&W. Concurrent with closing of the Arrangement, Field Trip H&W completed a series of private placement financings, (the “Concurrent Financing”) for gross proceeds of approximately $20 million. The Company also received conditional approval from the TSXV to list the FTHW Shares on or about August 17, 2022 under the symbol “FTHW”. Field Trip H&W will be operated as a separate company with separate management teams and Boards of Directors.
NON-REVENUE GENERATING PROJECTS
We currently have two significant projects, which have not yet generated any revenue or significant revenues:
a.
the development of its digital tools, being the “Trip” app and “Portal”; and

b.
psilocybin-producing fungi research and cultivation at its Jamaica Facility

See Milestones and Available Funds for a discussion of the expenditures made by the Company in respect of its significant projects and how these expenditures relate to activated timing and costs to take the significant projects to the next stage of the project plan.
Digital Tools: Trip and Portal
During the quarter, our technology team has built several new enhancements to the client Portal that will be released to production in coming quarters to improve the client digital experience and create greater efficiency for back-office clinical operations and client scheduling. This quarter we also released a community chat feature in our Trip application to enhance active engagement and education about psychedelics and the Company.
Psilocybin Research
In October 2020, the Company formally opened the Jamaica Facility. Cultivation research initiated in our temporary facility within the UWI complex was moved to the new dedicated facility. Several psilocybe mushroom varieties are being cultivated. Operations include parametric optimization of different growth medium and growth conditions for different species, development of analytical techniques to characterize active substances (tryptamine alkaloids), and characterization of the development of mycelia and truffle formations as a function of cultivating methods. The goal is to better understand the techniques for production of mushrooms with reproducible yields and quality, create processes for production, storage, packaging and stability, as well as analytical methods needed for complete characterization, including methods to demonstrate “food safety” (i.e., potency, bioburden, absence of pesticides (none are used), other potential environmental toxins). The Company wishes to emphasize that the psilocybin-containing fungi in all botanical forms, whether dried or fresh, are strictly for R&D purposes and are destroyed when no longer useful.
We are cultivating in small batches more than a dozen strains under a variety of solid substrate and liquid culture conditions with the goals of optimizing yields and potency using newly developed and standardized methods. Quality controls are performed on-site and with the assistance of local laboratories. We currently have a Director of Research, 2 full-time laboratory staff on-site performing cultivation and controls, and 2 part-time laboratory assistants. Prof. Rupika Delgoda (Director of the Natural Products Institute) provides scientific expertise, local oversight and co-management activities in collaboration with the Company. We expect to spend $556,000 over the next 12 months on ongoing psilocybin research (see Milestones and Available Funds). We intend to continue our psilocybin research thereafter in order to further our intellectual property portfolio through the development of optimized cultivation methods, extraction techniques and pursuit of novel molecule discovery.
Effects of COVID-19 Pandemic on Operations
The COVID-19 pandemic and various government steps to reduce the spread of COVID-19 have had and continue to have a significant impact on the way people live, work and interact and have significantly impacted and will likely continue to impact economic activity around the world.
During the COVID-19 pandemic, many of the regions in which we operate or plan to operate have experienced unprecedented “lockdowns” or “stay at home” orders, and other government mandated restrictions to try and reduce the spread of COVID-19. The situation continues to be uncertain and varies by market as infection rates of COVID-19 and its variants remain high in many regions throughout the world including Canada, the U.S. and The Netherlands where we have existing clinic locations. Because our Clinics have been deemed “essential service”, we have been able to continue operating our Clinics, however, the health, safety and well-being of our employees and patients have been our first priority and has informed the rate at which we have been on-boarding new patients to ensure compliance with health and safety measures and social distancing protocols, consistent with government recommendations and requirements.
We anticipate that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.

SELECTED CONSOLIDATED FINANCIAL DATA
	3 Months Ended June 30, 2022	3 Months Ended June 30, 2021
	$	$
Revenue
Patient services	1,824,404	867,400
	1,824,404	867,400
Operating Expenses
General and administration	6,336,476	5,603,922
Occupancy costs	1,227,952	376,615
Sales and marketing	669,898	1,064,127
Research and development	44,305	66,938
Depreciation and amortization	1,204,670	615,483
Patient services	2,513,949	1,845,625
	11,997,250	9,572,710
Other Income (Expenses)
Interest income	8,621	7,625
Interest expense	(406,403)	(146,587)
Foreign exchange gain (loss)	2,333,950	(301,064)
Government assistance		12,102
Net Loss	(8,236,678)	(9,133,234)
Net Loss per Share – Basic and Diluted	(0.16)	(0.19)
	As at June 30, 2022	As at June 30, 2021
	$	$
Cash	4,128,462	1,998,665
Restricted cash	451,096	776,551
Accounts receivables	1,466,315	1,053,077
Total Assets	38,194,800	37,348,201
Total Non-Current Financial Liabilities	26,782,023	26,745,396
RESULTS OF OPERATIONS
For the First Quarter of Fiscal 2023
For our first fiscal quarter ended June 30, 2022, we earned patient services revenues of $1,824,404 from our 12 Clinics, an increase of $957,004 or 110% over our comparative quarter ended June 30, 2021 of $526,435. Our prior year comparative quarter patient services revenues of $867,400 were generated from 6 clinics: Toronto, New York, Santa Monica, Chicago, Atlanta and Houston.
Net loss for our first fiscal quarter ended June 30, 2022 of $8,236,678 was primarily due to general and administration expenses of $6,336,476, patient services expenses of $2,513,949, depreciation and amortization of $1,204,670, sales and marketing expenses of $669,898 and occupancy costs of $1,227,952 which was partly offset by a foreign exchange gain of $2,333,950. Net loss for our prior year comparative quarter of $9,133,235 was primarily due to general and administration expenses of $5,603,922, patient services expenses of $1,845,625, sales and marketing expenses of $1,064,127, depreciation and amortization of $615,483, foreign exchange loss of $301,065 and occupancy costs of $376,615.

General and Administration
Components of general and administrative expenses for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Personnel costs	2,207,675	2,247,031
External services	3,357,341	1,395,357
Share-based payments	215,905	1,053,645
Travel and entertainment	163,660	375,544
IT and technology	424,933	453,566
Office and general (recovery)	(33,038)	78,779
Total general and administration	6,336,476	5,603,922
Personnel costs include compensation paid to corporate headquarters, operations and medical office administration (“MOA”) staff located at our various clinic locations. External services comprise professional and consulting fees, investor relations and insurance expenses.
For our first fiscal quarter ended June 30, 2022, general and administrative expenses totaled $6,336,476, an increase of $732,554 compared to general and administrative expenses of $5,603,922 for the comparative quarter ended June 30, 2021. This increase was primarily due to external services of $1,961,984, partly offset by lower share-based payments of $837,743 and travel and entertainment costs of $211,881. The increase in external services and office and general is primarily due to legal and professional services related to the Spinout Transaction.
Occupancy costs
Components of occupancy costs for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Operating rent expense	128,726	98,350
Taxes, maintenance, insurance	11,121	4,754
Minor furniture and fixtures	19,227	240,860
Utilities and services	71,354	32,651
Impairment of fixed assets	997,524	—
Total occupancy costs	1,227,952	376,615
Occupancy costs relate to our Toronto headquarters, 12 existing Clinics as of the date of this MD&A, 6 Clinics on hold and the Jamaica Facility.
Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations.
For our first fiscal quarter ended June 30, 2022, occupancy costs totaled $1,227,952, an increase of $851,337 compared to occupancy costs of $376,615 for the comparative quarter ended June 30, 2021. The increase is mainly due to the impairment of fixed assets of $997,524 following the decision to put a hold on future clinic openings.

Sales and Marketing
Components of sales and marketing for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Brand and public relations	231,717	367,564
Conference fees	13,820	14,604
Personnel costs	94,812	141,604
Share-based payments	2,367	52,726
External marketing services	245,808	450,094
Other marketing	81,374	37,535
Total sales and marketing	669,898	1,064,127
For our first fiscal quarter ended June 30, 2022, sales and marketing expenses totaled $669,898, a decrease of $394,229 compared to sales and marketing expenses of $1,064,127 for the comparative quarter ended June 30, 2021. This decrease was primarily due to lower brand and public relations costs of $135,847 and external marketing services of $204,286, arising from channel optimization and increased focus on organic acquisition channels over paid channels.
Research and Development
Components of research and development for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Personnel costs	37,779	—
Share-based payments	1,523	77,232
Supplies and services	5,003	(10,294)
Total research and development	44,305	66,938
Research and development costs comprise personnel costs, share-based payments and supplies and services related to our Jamaica Facility. For our first fiscal quarter ended June 30, 2022, research and development expenses totaled $44,305, a decrease of $22,633 compared to research and development expenses of $66,938 for the comparative quarter ended June 30, 2021. This decrease was primarily due to lower share based payment expenses related to Jamaica Facility shares.
Depreciation and Amortization
Components of depreciation and amortization for the three months ended June 31, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Property, plant and equipment	266,931	152,983
Right of use asset	891,062	428,165
Intangible assets	46,677	34,335
Total depreciation and amortization	1,204,670	615,483
For our first fiscal quarter ended June 30, 2022, depreciation and amortization totaled $1,204,670, an increase of $589,187 compared to depreciation and amortization of $615,483 for the comparative quarter ended June 30, 2021. These increases were mainly due to right of use assets and leasehold improvements related to new clinic leases. As at June 30, 2022, we had 18 clinic leases signed in addition to leases for the Toronto headquarters and the Jamaica Facility.
Patient Services Expense
Components of patient services expenses for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Personnel costs	2,393,423	1,681,589
Share-based payments	30,201	92,354
Supplies and services	58,999	52,565
Payment provider fees	31,326	19,117
Total patient services expense	2,513,949	1,845,625
Patient services expense is comprised of direct costs incurred by the Clinics to generate patient services revenue.
For our first fiscal quarter ended June 30, 2022, patient services expense totaled $2,513,949, an increase of $668,324 compared to patient services expenses of $1,845,625 for the comparative quarter ended June 30, 2021. This increase was primarily due to an increase in personnel costs of $711,834 related to the 12 operating clinics during the quarter compared to 6 in the previous quarter.
Interest Income
Components of interest income for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Interest income on bank balances	—	3,223
Interest income on refundable lease deposit	8,621	4,402
Total interest income	8,621	7,625
Interest Expense
Components of interest expense for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Interest expense on leases	(405,272)	(145,611)
Interest expense on loan	(1,131)	(976)
Total interest expense	(406,403)	(146,587)
Foreign exchange gain (loss)
During the first fiscal quarter ended 30 June 2022, we recorded a foreign exchange gain of $2,333,950 compared to the prior year quarter loss of $301,065, arising from the strengthening of the US Dollar against the Canadian Dollar.

LIQUIDITY AND CAPITAL RESOURCES
Cash and Working Capital
We have financed our operations primarily from the investment from Field Trip Psychedelics Inc. and, to a lesser degree, from patient revenues from our Clinics and interest income on funds available for investment. The Company’s primary capital needs are funds to advance its research and development activities and digital teletherapy tool development and for working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs.
We have experienced operating losses and cash outflows from operations since incorporation, and will require ongoing financing to continue our clinic operations, research and development and digital tele-therapy development activities. We have not earned significant revenues from the Clinics, nor have we earned any revenue or reached successful commercialization of any products. Our success is dependent upon the ability to finance our cash requirements to continue our activities. We have significant lease obligations related to our current Clinics and clinics on hold.
On July 21, 2022, Field Trip H&W entered into a term sheet with a financial institution to provide a $6,500,000 million credit facility (the “Facility”). Subject to negotiation of definitive documents and certain covenants, the Facility may be drawn down in two tranches, being $3,000,000 at closing of the Facility and $3,500,000 following achievement of specific milestones beginning the fiscal quarter ending September 30, 2023. The Facility bears interest at the higher of Canadian Prime plus 2.30% or 6.00% and the final payment under the Facility shall be 5.00% of the funded amount, due upon the earlier of maturity or termination of the Facility. The Facility shall be interest-only through September 30, 2023, which interest-only period may be automatically extended to February 29, 2024 on achievement of the aforementioned milestones. In all cases the Facility shall amortize in 18 equal payments of principal plus interest following the interest-only period.
Upon closing of the Spinout Transaction, Field Trip H&W granted the financial institution a warrant to purchase shares equal to 2.0% of the amount of the Facility divided by the lower of the trailing 10-day average Field Trip H&W share price prior to closing or the Field Trip H&W share price on the day immediately prior to closing.
On July 25, 2022, Field Trip H&W secured a $2,500,000 revolving promissory note (the “Founder Promissory Note”) from the five founders of Field Trip Health Ltd. or companies owned or controlled by them (to fund working capital requirements. The Founder Promissory Note may be drawn down subject to certain conditions being met and only after 6 months have elapsed from the listing of Field Trip H&W’s shares on the TSXV. The Founder Promissory Note bears no interest and will be available to Field Trip H&W until the earlier of (i) Field Trip H&W entering into a third-party credit facility, or (ii) one year from the listing of FTH&W Shares on the TSXV.
There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. See “Risks and Uncertainties”.
The table below sets out our cash, restricted cash and working capital as at June 30, 2022 and March 31, 2022 and includes our Clinic Operations:
	As at June 30, 2022	As at March 31, 2022
	$	$
Cash	4,128,462	1,998,665
Restricted cash	451,096	776,551
Working capital	(305,493)	(2,192,104)
Working capital calculation:
Current assets	6,615,326	4,442,316
Current liabilities	6,920,819	6,634,420
Working capital	(305,493)	(2,192,104)

The Company had $451,096 (March 31, 2022 — $675,949) of restricted cash held at the PCs which, under the terms of the Management Services Agreement, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
Working capital represents the excess of current assets over current liabilities. The increase in our cash was due to cash provided by financing activities of $4,930,542, partly offset by cash used in operating activities of $2,532,756 and cash used in investing activities of $70,363.
The following table shows our cash flows from operating, investing and financing activities for the three months ended June 30, 2022 and 2021:
	Three months Ended June 30, 2022	Three months Ended June 30, 2021
	$	$
Cash used in operating activities	(2,532,756)	(941,609)
Cash used in investing activities	(70,363)	(1,069,219)
Cash provided by financing activities	4,930,542	4,914,281
Cash related to operating activities
During the current three months ended June 30, 2022, cash used in operating activities of $2,532,756 was primarily due to the net loss before tax of $8,236,678, net changes in non-cash working capital of $398,501 and unrealized foreign exchange gain of $412,543, partially offset by expenses paid by Field Trip Health Ltd. and Field Trip Psychedelics Inc. on behalf of the Company of $3,661,177 and non-cash items, including depreciation and amortization of $1,204,670, the impairment of fixed assets of $997,524 and share-based payments of $249,996.
During the comparative three months ended June 30, 2021, cash used in operating activities of $941,609 was primarily due to the net loss of $9,133,234, partially offset by expenses paid by Field Trip Health Ltd. and Field Trip Psychedelics Inc. on behalf of the Company of $6,105,947, non-cash share-based payments of $1,275,957, and depreciation and amortization of $615,483.
Cash related to investing activities
During the current three months ended June 30, 2022, cash used in investing activities of $70,363 consisted primarily of acquisition of property, plant and equipment of $56,098.
During the comparative three months ended June 30, 2021, cash used in investing activities of $1,069,219 consisted primarily of purchase of the acquisition of property, plant and equipment for our Atlanta, Houston and Amsterdam Clinics of $692,427, acquisition of intangible assets of $112,412 relating to digital tools “Trip” and “Portal” and refundable security deposits paid for right-of-use assets of $264,380.
Cash related to financing activities
During the current three months ended June 30, 2022, cash provided by financing activities of $4,930,542 was primarily due to investment from Field Trip Psychedelics Inc. of $5,766,633, partly offset by the repayment of lease obligation of $836,091.
During the comparative three months ended 30 June 2021, cash provided by financing activities of $4,914,281 was primarily due to investment from Field Trip Psychedelics Inc. of $5,233,350 and CEBA loan proceeds of $20,000, partially offset by the repayment of lease obligation of $339,069.
See also “Milestones & Available Funds” for additional commentary of the use of funds by the Company.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Lease obligations
The Company’s clinical operations leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:
	Additional Rent Payments	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	$	$	$	$	$	$	$
Total	4,481,094	668,271	593,915	556,737	552,315	433,006	1,676,850
Jamaica Facility Shares
In accordance with a share purchase agreement (“SPA”) between Field Trip and Darwin Inc. executed on June 3, 2020, FTP is committed to issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. shall manage the construction and project management of the Jamaica Facility, oversee of the operations of the Jamaica Facility, and manage government relations.
The 1,200,000 common shares shall be issued as per following closing milestones: 600,000 upon commencement of research in the newly renovated research facility,150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff.
On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 Common Shares. On June 22, 2021 Field Trip issued the second installment of the Jamaica Facility shares of 150,000 Common Shares. For the period following the Cliff from June 30 to March 31, 2022, Field Trip issued three quarterly installments totaling 112,500 shares. As of June 30, 2022 Field Trip has 337,500 Jamaica Facility shares still outstanding to be issued.
On July 5, 2022, the SPA was amended to provide for the issuance of common shares of Field Trip H&W, adjusted to reflect the Spinout Transaction by dividing the number of shares by 0.859833560.
RELATED PARTY TRANSACTIONS
The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.
Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management as at June 30, 2022 includes ten executive officers of the corporation. Key management personnel compensation for the three months ended June 30, 2022 and 2021 was comprised of:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Salaries	872,123	340,100
Share-based compensation	1,049,514	296,022
	1,921,637	636,122
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended June 30, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.
The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 3 of our audited combined carve-out financial statements.
There have been no material changes in any of the critical accounting policies and estimates during the current fiscal quarter.
ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Cash and cash equivalents, funds held in trust, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at June 30, 2022, the Company had $44,522,660 of cash and cash equivalents.
RISKS AND UNCERTAINTIES
Field Trip’s AIF dated March 31, 2022 sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties AIF, which are incorporated in this MD&A by reference, are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period now that the Company’s shares are listed, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. (See “Risk Factors” in the AIF for details).